

‖‖‖‖ 04003345 ‖‖‖‖

ATES
.NGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2001
Estimated average burden
hours per response ... 12.00

BB 3/5

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 2 6 2004

158

SEC FILE NUMBER
8- 32673

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/03___ AND ENDING ___12/31/03___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MTL Equity Products, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1200 Jorie Boulevard

FIRM ID. NO.

                                  (No. and Street)

Oak Brook   Illinois   60522-9006
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Diane L. Routson   (630) 990-1000
                                                (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP

                                  (Name – of individual, state last, first, middle name)

233 S. Wacker Drive   Chicago   Illinois   60606
  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
    X Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

PROCESS
MAR 19 2004

FOR OFFICIAL USE ONLY

THOMSON
FINANCIAL

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, Diane L. Routson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of MTL Equity Products, Inc. as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

OFFICIAL SEAL
DONNA M STONE
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES: 01-07-07

_____
Signature

Vice President
_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Operations.
☒ (d) Statement of Cash Flows.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☐ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Financial Statements and Supplemental Information

MTL Equity Products, Inc.

Year ended December 31, 2003
with Reports of Independent Auditors

MTL Equity Products, Inc.

Financial Statements
and Supplemental Information

Year ended December 31, 2003

Contents

Report of Independent Auditors 1

Financial Statements

Statement of Financial Condition 2
Statement of Operations 3
Statement of Changes in Stockholder's Equity 4
Statement of Cash Flows 5
Notes to Financial Statements 6

Supplemental Information

Schedule I – Computation of Net Capital and Aggregate Indebtedness
    Under Rule 15c3-1 9
Schedule II – Statement Regarding Rule 15c3-3 10
Independent Auditors' Supplementary Report on Internal Control 11



ERNST & YOUNG

■ Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

■ Phone: (312) 879-2000
www.ey.com

Report of Independent Auditors

Board of Directors
MTL Equity Products, Inc.

We have audited the accompanying statement of financial condition of MTL Equity Products, Inc. (a wholly owned subsidiary of MTL Holdings, Inc.) as of December 31, 2003, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MTL Equity Products, Inc. at December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 6, 2004

Ernst + Young LLP

A Member Practice of Ernst & Young Global

MTL Equity Products, Inc.

Statement of Financial Condition

December 31, 2003

Assets

Cash	$609,275
Receivables	91,291
Broker deposit	25,000
Investment – common stock *(Note 1)*	14,175
Income taxes recoverable	20,036
Property and equipment, net *(Note 1)*	34,207
	$793,984

Liabilities and stockholder's equity

Due to MTL Insurance Company *(Note 4)*	$498,530
Accounts payable	107,026

Stockholder's equity:
  Common stock, $1 par value:
    Authorized – 1,000 shares; issued and outstanding –

360 shares (owned by MTL Holdings, Inc.)	360
Additional paid-in capital	359,640
Accumulated deficit	(171,572)
	188,428
	$793,984

See accompanying notes to financial statements.


MTL Equity Products, Inc.

Statement of Operations

Year ended December 31, 2003


Revenues	
Commissions:	
Mutual fund sales	$1,395,537
Variable annuity and variable life sales	1,120,452
Securities sales	119,707
Other income	11,983
	2,647,679
Expenses	
Commissions	2,207,864
Administrative charges from MTL Insurance Company *(Note 4)*	82,000
Other general and administrative expenses	505,196
	2,795,060
Loss before income tax benefit	(147,381)
Income tax benefit	50,109
Net loss	$ (97,272)

See accompanying notes to financial statements.

MTL Equity Products, Inc.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2003

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at January 1, 2003	$360	$359,640	$ (74,300)	$285,700
Net loss	–	–	(97,272)	(97,272)
Balance at December 31, 2003	$360	$359,640	$(171,572)	$188,428

See accompanying notes to financial statements.

MTL Equity Products, Inc.

Statement of Cash Flows

Year ended December 31, 2003

Cash flows from operating activities

Net loss	$ (97,272)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation expense	11,369
Unrealized loss on investment	825
Increase in receivables	(38,586)
Decrease in income taxes recoverable	7,641
Decrease in due to MTL Insurance Company	(346,343)
Increase in accounts payable	34,133
Net cash used in operating activities	(428,233)

Cash flows from investing activities

Purchase of equipment	(1,944)
Net cash used in investing activities	(1,944)
Net decrease in cash	(430,177)
Cash at beginning of year	1,039,452
Cash at end of year	$ 609,275

See accompanying notes to financial statements.

MTL Equity Products, Inc.

Notes to Financial Statements

December 31, 2003

1. Nature of Operations and Significant Accounting Policies

Organization

MTL Equity Products, Inc. (the Company) was incorporated in 1984 to act as an insurance agent, broker, producer, and intermediary in the solicitation of purchases of insurance and securities products. The Company is a wholly owned subsidiary of MTL Holdings, Inc., which, in turn, is a wholly owned subsidiary of Mutual Trust Holding Company.

The Company is primarily involved in the sale of mutual funds and variable annuities with 73% of total mutual fund sales placed with the American Funds, Putnam Funds, Franklin Templeton Distributors, Oppenheimer Funds, and AIM Funds groups, and 68% of total variable annuities placed with Golden American Life Insurance Company, Pacific Life Insurance Company, ITT Hartford Annuities Company, American Skandia Life Assurance Corporation, and Equitable Life Assurance Company during the year ended December 31, 2003. Approximately 66% of the Company's 2003 business was transacted in Michigan and Illinois. Additionally, five registered representatives produced 31% of the total revenue in 2003.

The Company clears its securities transactions on a fully disclosed basis through Mesirow Financial, Inc. (the "clearing broker").

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Property and Equipment

The Company's property and equipment, which consists of database hardware and software, are reported at cost, less accumulated depreciation, with depreciation recorded on a straight-line basis for hardware over three years and for software over five years. The depreciation period is based on the estimated useful life of the assets. Accumulated depreciation at December 31, 2003, was $26,906.

MTL Equity Products, Inc.

Notes to Financial Statements (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Commissions

Commission revenue for the sale of mutual funds and variable annuities is recorded when earned by the Company. Commission revenue for the sale of securities is recorded on a trade-date basis as securities transactions occur.

Commission expense is recorded commensurate with the earning of commission revenue.

Investments

The Company owns NASDAQ common stock purchased through a private offering. The common stock is carried at fair value and is determined using an independent pricing source. Unrealized gains or losses are recognized currently in other income.

2. Income Taxes

The Company is included in the consolidated federal income tax return and combined state income tax return filed by Mutual Trust Holding Company. Federal and state tax benefits have been provided for in these financial statements on a separate entity basis at the effective tax rate of the Company.

There are no deferred tax assets or liabilities.

3. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. The Company is required to maintain minimum net capital equal to the greater of $6\frac{2}{3}\%$ of aggregate indebtedness, as defined, or $50,000. At December 31, 2003, the Company had net capital of $128,872, exceeding the requirements by $78,872. At December 31, 2003, the ratio of aggregate indebtedness to net capital was 4.70 to 1. The net capital rules may effectively restrict the payment of advances, dividends, or other equity withdrawals.

MTL Equity Products, Inc.

Notes to Financial Statements (continued)

4. Related Party Transactions

The Company reimburses MTL Insurance Company, another subsidiary of the Company's parent, for certain shared expenses incurred by MTL Insurance Company on behalf of the Company. In 2003, these reimbursements totaled $82,000. Additionally, at December 31, 2003, the Company owed MTL Insurance Company $498,530, which includes the shared expenses as well as all other payments made by MTL Insurance Company on behalf of the Company

5. Transactions With Customers

The Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2003, there were no amounts to be indemnified to the clearing broker for these customer accounts.

Supplemental Information

MTL Equity Products, Inc.

Schedule I

Computation of Net Capital and Aggregate
Indebtedness Under Rule 15c3-1

December 31, 2003

Aggregate indebtedness

Total liabilities	$605,556

Net capital

Stockholder's equity	$188,428
Less: Nonallowable assets:	
Income taxes recoverable	20,036
Nonallowable receivables	3,187
Property and equipment, net	34,207
Total nonallowable assets	57,430
Net capital before haircuts	130,998
Haircuts on common stock	2,126
Net capital	$128,872

Capital requirements

Minimum net capital requirement (greater of	
6 2/3% of aggregate indebtedness or $50,000)	$ 50,000
Net capital in excess of requirement	78,872
Net capital as above	$128,872

Ratio of aggregate indebtedness to net capital	4.70 to 1

*There are no material differences between the net capital computation included above
and the Company's unaudited Focus Part IIA filing as of December 31, 2003.*

MTL Equity Products, Inc.

Schedule II

Statement Regarding Rule 15c3-3

December 31, 2003

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.


ERNST & YOUNG

⊞ Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

▣ Phone: (312) 879-2000
www.ey.com

Independent Auditors' Supplementary Report on Internal Control

Board of Directors
MTL Equity Products, Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of MTL Equity Products, Inc. (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 6, 2004

Ernst + Young LLP